SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 18, 2010

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Announcement of LM Ericsson Telephone Company, dated January 18, 2010 regarding “New heads of business units Global Services and CDMA appointed.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: January 18, 2010

PRESS RELEASE January 18, 2010

New heads of business units Global Services and CDMA appointed

•	Magnus Mandersson appointed head of business unit Global Services

•	Rima Qureshi appointed head of business unit CDMA Mobile Systems

Services is one of Ericsson’s (NASDAQ:ERIC) growth areas and the segment grew 20% in the first nine months of 2009 with good profitability. Magnus Mandersson now takes on the services operation, leading 40,000 professionals in areas such as managed services, systems integration and consulting.

In November, 2009, Ericsson acquired Nortel’s CDMA and LTE business in North America, which positions Ericsson as the leading provider of telecommunications technology and services in the United States and Canada. Rima Qureshi will head this operation with its 2,500 skilled employees in North America and China. Both Magnus and Rima will be members of the Group Management Team and they take on their new responsibilities as of today.

Hans Vestberg, President and CEO, says: “Services has an increasingly important role in the company and supports operators in increasing their operational efficiency. We now have access to North American CDMA customers whom we’ll support in their transition to LTE. I have appointed two highly competent people with broad experience and excellent leadership skills to lead these businesses. In addition, Magnus has key insights from our customers’ realities and Rima adds deep knowledge from R&D and operations.”

Magnus Mandersson has more than 15 years experience in the telecom industry as an executive with Ericsson and operator Tele2/Millicom. He joined Ericsson in 2004 where he has held the positions as head of managed services and market unit Northern Europe. He was also the global key account executive for Deutsche Telekom. In 2009 he was appointed head of business unit CDMA Mobile Systems and member of the Group Management Team. Prior to Ericsson, he served as CEO of Tele2 Europe as well as COO for Millicom and held various executive positions within Ikea. Magnus was born in 1959 and holds a Bachelor’s degree in Business Administration from Lund University in Sweden.

PRESS RELEASE January 18, 2010

Rima Qureshi is currently heading a strategic program for a major North American operator and Ericsson Response. From 1993-2000 she worked in a variety of managerial positions at Ericsson Research in Canada. In 2000, Rima took on responsibility for the global service delivery center in Montreal and two years later she was heading the service delivery centers for the Americas. Rima moved to Sweden and became head of Ericsson’s global customer support business in 2004, responsible for supporting more than one billion mobile phone users worldwide. In 2008, she returned to Canada where she currently resides. She was born in 1965 and holds an MBA in International Business and a Bachelor in Information Systems, both from McGill University in Montreal, Canada.

NOTES TO EDITORS:

Ericsson’s multimedia content is available at the broadcast room:

www.ericsson.com/broadcast_room

Appointment of new CFO and Executive Vice President Jan Frykhammar

http://www.ericsson.com/thecompany/press/releases/2009/10/1349940

Appointment of Executive Vice President Johan Wibergh

http://www.ericsson.com/thecompany/press/releases/2009/10/1350141

Appointment of Chief Brand Officer Cesare Avenia

http://www.ericsson.com/thecompany/press/releases/2009/11/1352979

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 1 billion subscribers and has a leading position in managed services. The company’s portfolio comprises of mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature-rich personal mobile devices.

PRESS RELEASE January 18, 2010

Ericsson is advancing its vision to be “the prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 75,000 employees generated revenue of SEK 209 billion (USD 32.2 billion) in 2008. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on OMX NASDAQ, Stockholm and NASDAQ New York.

www.ericsson.com

www.twitter.com/ericssonpress

www.facebook.com/technologyforgood

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com